Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RESOLUTION PASSED AT MOTO GOLDMINES SPECIAL MEETING
London, United Kingdom, 9 October 2009 — Randgold Resources Limited is pleased to note that, at the special meeting of shareholders and optionholders of Moto Goldmines Limited (TSX:MGL) (AIM:MOE) (“Moto”) held on Friday 9 October, the resolution regarding the business combination with Randgold was duly approved.
The expected timetable for the transaction remains consistent with the guidance given to the market.
This release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities of Randgold or Moto.

RANDGOLD RESOURCES ENQUIRIES
Dr Mark Bristow	Kathy du Plessis
Chief Executive	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.82 Moz as at 31 December 2008 for Loulo, Tongon and Massawa and 30 April 2009 for Morila mineral reserves. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.

Legends
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Randgold Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Randgold Transaction, the contents of this announcement or any other matter referred to herein.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that Randgold and Moto will be able to satisfy the conditions in the Arrangement Agreement, that the required approvals will be obtained from the shareholders of Moto, that all third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission on 15 May 2009 and in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended 31 December 2008. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
Cautionary note to US investors: The US Securities and Exchange Commission (the “SEC”) permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
Randgold and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including a management information circular of Moto and a copy of the arrangement agreement related to the Moto acquisition. Investors and security holders are urged to carefully read the management information circular and the arrangement agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to:

Randgold Resources Limited
David Haddon
General Counsel and Secretary